Raymond Lee

Tel. 714.708.6510

Fax. 714.708.6501

LeeR@gtlaw.com

November 9, 2005

BY FAX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C.  20549

Attention:  Mr. Mark P. Shuman, Branch Chief - Legal

Re:          ImageWare Systems, Inc.

Registration Statement on Form S-3

Amendment No. 3 Filed November 9, 2005

File No. 333-127829

Dear Mr. Shuman:

This firm represents the registrant, ImageWare Systems, Inc.  On behalf of registrant, we hereby request acceleration of the effective date of the above-referenced amended registration statement on Form S-3 so that such registration statement shall become effective at 4:30 p.m. EST on Thursday, November 10, 2005, or as soon thereafter as practicable.

The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours,

/s/ Raymond A. Lee

cc:           Wayne Wetherell

ALBANY

AMSTERDAM

ATLANTA

BOCA RATON

BOSTON

CHICAGO

DALLAS

DELAWARE

DENVER

FORT LAUDERDALE

HOUSTON

LAS VEGAS

LOS ANGELES

MIAMI

NEW JERSEY

NEW YORK

ORANGE COUNTY, CA

ORLANDO

SILICON VALLEY

PHILADELPHIA

PHOENIX

TALLAHASSEE

TOKYO

TYSONS CORNER

WASHINGTON, D.C.

WEST PALM BEACH

ZURICH

www.gtlaw.com

Greenberg Traurig, LLP • Attorneys at Law • 650 Town Center Drive, Suite 1700 • Costa Mesa, California 92626
• Tel. 714.708.6500 • Fax 714.708.6501